To Registered Holders of Shares of NEW YORK REGISTRY

Date	August 9, 2004
Reference	EGM 04 US/Convocation Letter
Subject	ASML Holding N.V. - Extraordinary General Meeting of Shareholders August 26, 2004

The Board of Management of ASML Holding N.V. (the “Company”) hereby gives notice to the shareholders of the Company that an Extraordinary General Meeting will be held on Thursday August 26, 2004 at 2.30 p.m., at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands.

The items on the agenda are as follows:

1. Opening.

2. Composition of the Board of Management:
•	Announcement of the retirement of a member of the Board of Management.
•	Announcement of the intended appointment by the Supervisory Board of a member of the Board of Management.

3. Any other business.

4. Closing.

The agenda containing the information with regard to the intended appointment of a member of the Board of Management, as well as the personal details of this person are being sent to you. The above documents are also available on ASML’s website (address: www.asml.com).

Attendance of the meeting

Holders of the Company’s New York Registry Shares who are registered on the books of JPMorgan Chase Bank, the Company’s Registrar and Transfer Agent, as Holder of the Company’s New York Registry Shares, on August 19, 2004 at 5.00 p.m. EST, after processing of all settlements, may attend and address the meeting, subject to the further requirements as stated below.

Registration of Shareholders

Holders of the Company’s New York Registry Shares who wish to attend and address the meeting in person or by proxy, must notify the Company of their intention to do so by means of the enclosed Letter of Notification, in which letter the serial numbers of their share certificates or their account number should be stated. This Letter of Notification should be received by August 19, 2004, 3.00 p.m. EST at JPMorgan Chase Bank, P.O. Box 43062, Providence, Rhode Island 02940-5115, U.S.A.

Please be advised that Holders of New York Registry Shares who complete, sign and return the enclosed Letter of Notification must ensure that they are registered in the books of the Registrar and Transfer Agent on August 19, 2004 at 5.00 p.m. EST, after processing of all settlements, in order for their attendance to be valid.

Blank forms of letters of notification are available on request at the above office of the Registrar and Transfer Agent.

These instructions are applicable only to registered holders of shares of New York Registry and do not apply to holders of other shares who, in order to attend and address the meeting, are required, in the case of bearer shares, to deposit their shares with specified banking institutions by August 19, 2004, 5.00 p.m. CET in accordance with the instructions contained in the public notice of the meeting published by the Company in those countries where bearer shares are quoted on the Stock Exchange.

The Board of Management

D. J. Dunn
President & Chief Executive Officer ASML Holding N.V.